Mail Stop 6010


      July 22, 2005


Mr. Stuart Michelson
Chief Financial Officer
Surgilight, Inc.
12001 Science Drive, Suite 140
Orlando, Florida  32826

	Re:	Surgilight, Inc.
      Form 10-KSB for the Year Ended December 31, 2004
      Form 10-QSB for the Quarter Ended March 31, 2005
      File No. 000-24897

Dear Mr. Michelson:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Year Ended December 31, 2004

Item 1. Business
-Sales and Marketing

1. You state that sales are made as part of the clinical trial process and expand once a country has cleared the product through its
Ministry of Health. Also, these sales are distributed through an international distribution network. In this regard, tell us and expand this section to clarify the following:
* Describe to the reader the products you are selling internationally.
* Identify those foreign countries where your product has been cleared by its Ministry of Health.
* Indicate the number of distributors that sell your product. If you rely on one particular distributor, please tell investors.
* Revise to discuss separately your sales and marketing activities in domestic and foreign markets.

2. You state that sales contracts are made primarily through attendance at a few trade shows throughout the year. Revise to indicate the percentage of these sales made in the United States and in foreign countries. Discuss any material differences in the terms of your domestic and foreign sales contracts.

-Government Regulation

3. We note that you were subject to inspections by the FDA in 2003 and in January 2004 and received Form 483 notices and warning letters resulting in your inability to ship products to certain countries around the world. However, it is unclear to us which Form 483 notices and warning letters have been resolved to date.
* Tell us and revise this section and MD&A to include a discussion of the current status of the open violations with the FDA as a result of their inspections.
* Explain how you are resolving the issues and address the impact of these violations on your current and future results of operations.

Item 6. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

- Critical Accounting Policies

4. In addition to identifying your significant estimates in Note 1 to the financial statements, revise to include a critical accounting policies section in your MD&A that discusses those critical accounting estimates and assumptions involved in the application of
GAAP. Describe the methodology used by management in determining these particular estimates; the significant assumptions you use; and the likelihood that materially different amounts would be reported under different conditions or using different methods. It would appear that discussions relating to those estimates involved in your accounting for your allowance of doubtful accounts, inventory obsolescence, warranty obligations, valuing of investments, and legal contingences may be required. Refer to the guidance provided in FR-
72.

- Revenues

5. You state that revenue from equipment sales were $1,705,000 in 2004 as compared to $1,157,240 in 2003. Please revise to address the following:
* Clearly explain what you mean by "equipment sales." Briefly describe the products that you sell.
* Indicate how much revenue you earned from domestic and foreign sales in each period.
* Describe the items included in cost of revenues
* Identify the factors that contributed to the significant margins you recorded on your sales.

6. Tell us and revise to clearly describe the transactions that resulted in the items you have identified as revenue from non-equipment sales in 2004. Support your conclusion to present these amounts as revenue on the face of the statements of operations.

Item 7.  Financial Statements

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

7. We note that your independent auditors` report from Richard L. Brown & Company, P.A. indicates their audit was conducted in accordance with auditing standards established by the Auditing Standards Board and in accordance with the auditing standards of the
Public Company Accounting Oversight Board (United States). Please have your independent accountants revise their report to comply with
Auditing Standard 1 as issued by the Public Company Accounting
Oversight Board.

Consolidated Statements of Operations

8. Please revise your presentation of earnings per share on the face of your consolidated statements of operations to round to the nearest cent, in order not to imply a greater degree of precision than exists.

Consolidated Statement of Cash Flows

9. We note that you present common stock issued for the conversion of
your outstanding debentures as a cash flow from financing
activities
within your consolidated statements of cash flows.  Revise to remove
that non-cash transaction from your consolidated statements of cash
flows and supplementally disclose in the schedule following your cash
flow statements.   Refer to paragraph 32 of SFAS 95.

Notes to Consolidated Financial Statements

Note 1.  The Company and Summary of Significant Accounting
Policies

-(e) Accounts Receivable

10. We note from your disclosure that you have recorded a provision for credit losses of $425,000 for the year ended December 31, 2004.
However, we note that you present a provision for bad debts of $925,000 within your cash flows from operation activities on your 2004 consolidated statement of cash flows. Please revise to resolve this inconsistency.

-(g) Inventory

11. It appears that your inventory at December 31, 2004 primarily consists of lasers and other equipment that was purchased through the acquisition of the ophthalmic laser division of Premier Laser Systems in October 2000. In regards to determining the appropriate carrying value of inventory and evaluating your inventory for obsolescence, please provide us with a full discussion of the following:

* Describe in detail the methodology used by management to evaluate your inventory for obsolescence.
* Discuss any time lines or horizons that you look to when assessing excess inventory.
* Explain how you consider the impact of advancements in technology following your acquisition of the systems in 2000 as part of that assessment - i.e., the possibility that you have excess inventory that will be technologically outdated by the time you bring to market.
* Explain how you consider current customer demand for your systems, especially since the majority of your inventory exceeds anticipated sales. We note, for example, that you have classified the majority of your inventory as long-term.
* Discuss how you consider the timing and probability of receiving FDA and other regulatory approval when assessing obsolescence and net realizable value of inventory. We note your statement in the liquidity and capital resources section that without the required regulatory approvals the value of the inventory could become impaired.

12. Your statements appear to indicate that you look to sales in the periods to determine market value of your inventory. Please provide us with a schedule of sales for the periods presented, showing date of sale, type of equipment or system sold, sales price, inventory carrying value and location of customer - i.e., domestic or foreign.

13. Not withstanding comment 122 of our letter dated March 15, 2002, please explain clearly your reasons for classifying part of your inventory as a non-current asset. In light of the small amounts of inventory being sold, if still applicable, support your conclusion that the amounts reflect anticipated sales over the 36 month period following December 31, 2001. We note the minimal amounts reflected as cost of revenues in the periods following 2001.

-(j) Research and Development

14. We note that you enter into agreements with physicians to perform services related to completion of certain portions of the clinical studies necessary for obtaining product approval from the FDA.
You
apply the value of the future services to a portion of the sales price of products sold to the physicians. Tell us whether these arrangements relate to sales you expect to make to the physicians in future periods. Please provide to us a sample of the journal entries you make to account for these arrangements as well as the journal entries you make in the case the physician did not complete the clinical studies. Cite the accounting guidance in which you relied in recording these transactions.

15. Revise this note to disclose the amount of research and development expenses incurred in connection with the agreements with physicians for each income statement period presented.

-(k) Product warranty costs

16. Revise the filing to include the disclosures for your product warranties and extended warranties as required by paragraph 14 of FIN
45, if material.

-(m) Revenue Recognition

17. Please tell us and revise to clarify the point in the earnings process at which you recognize revenue related to your equipment sales (for example, upon shipment). Tell us if you have any post shipment obligations.


18. We note from your disclosures throughout the filing that you entered into arrangements to sell your products through international distributors. Explain to us the nature and significant terms of these arrangements with distributors, including any post shipment obligations, acceptance provisions and return provisions that may exist and how you account for such obligations. Tell us if you grant price concessions to your distributions and if so, explain to us how you account for price concessions. Please expand your policy for revenue recognition to include the accounting for distributor arrangements.

-(v) Concentrations

19. We note for 2004 that sales to one distributor amounted to
$1.3
million. Please revise the note to describe the type of products you sold to that distributor. Highlight any significant differences in the nature and terms of your arrangement with that distributor as compared with your sales arrangements with other customers.

Note 3.  Prepaid Data Collection Fees

20. Revise this note to discuss the nature of prepaid data collection fees and how you account for such fees. Tell us why you believe these fees should be capitalized as an asset on your balance sheet.

Note 4.  Common Stock

21. Reference is made to the issuance of common stock during 2004 in exchange for legal services valued at $506,490 and interest expense of $5,804. We note that the fair value of the legal services was used to determine the value of equity instruments to be issued.
We
further note that within your consolidated statement of stockholders` equity for 2004 that you recorded $54,990 related to stock issued for services. Tell us and revise to explain how you accounted for such services in 2004 and why the value assigned to the common shares was
$54,990.  Please cite the accounting guidance on which you relied.



Note 5.  Intangible Assets

22. We note that you have reflected loan costs within intangible assets on your consolidated balance sheets.
* Tell us what these costs represent, how they relate to the patents recorded, and explain to us how they meet the definition of an intangible outlined in 39 of SFAS 141.
* Otherwise, please revise the filing to classify loan costs as deferred financing costs on the balance sheet and to present the related amortization as part of interest expense. You should also revise to include any previously recorded write-offs of deferred financing costs within interest expense and any previously recorded impairment of intangible assets within continuing operations. We note that you wrote-off loan costs of $97,500 during 2004 and recorded an impairment of intangible assets of $80,353 during 2003.
* Revise your accounting policies in Note 1 to reflect your accounting.

Note 8.  Note Payable and Convertible Debentures

23. We note that you have reflected $1,088,154 of the convertible debentures issued to Global Emerging Markets as long-term at December
31, 2004. Tell us why it is appropriate to classify any portion of the convertible debentures outstanding as long-term when you are currently in default. In addition, revise to clarify whether the current interest rate of 8% is the default rate and disclose any other penalties that may be imposed as a result of being in default.
Disclose where you have presented any related liabilities.

Note 10.  Stockholders` Equity

24. We note that you consummated a private placement in 2003 for $500,000 that included the purchase of 1,736,111 shares of common stock. Each unit consisted of one share of restricted stock and a warrant with an exercise price of $.42. We further note that an additional 1,736,111 warrants with an exercise price of $.65 per share are currently due because of your failure to have the underlying shares registered within the agreed upon time frame. Tell us and revise to explain in detail:

* how you have accounted for the private placement of 1,736,111 shares in 2003
* the nature of the penalties and registration rights that are included within this agreement
* how you have accounted for the additional warrants that you issued that are currently due

Cite the accounting literature in which you placed reliance.

25. Revise this note to disclose the nature and terms of the stock options granted in 2003 and 2004.

Note 11. Segment Information

26. Tell us and revise to disclose the information required by paragraph 36-39 of SFAS 131.

Item 8.  Changes in and Disagreements with Accountants on
Accounting
and Financial Disclosure

27. We note that your current accountants reported on the 2004 financial statements did not agree with your predecessor accountants on the accounting for certain warrants issued in connection with your
2003 private placement. In accordance with SAS 84 and SAS 93, certain communications between Predecessor and Successor Auditors should take place when the Successor Auditor discovers facts that may have affected the audited financial statements previously reported on.
* Describe to us the steps that were taken to resolve your current accountant`s concerns.
* Explain to us how your current accountant was able to obtain sufficient competent evidential matter to express an opinion on the current financial statements.
* Tell us why you did not report a correction of an error to your previously issued financial statements to concur with the accounting proposed by your current accountant. Include in your response, the company`s position on the accounting for the warrants.

Item 8A.  Controls and Procedures

28. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. This same disclosure was made as well for your
Form 10-QSB for the quarterly period ended March 31, 2005. Please revise to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B and Part III.F of Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

29. Please revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-B as amended effective August 13, 2003.

Exhibits 31.a and 31.b, Certifications

30. We note that the certifications filed as Exhibits 31.1 and
31.2
to this filing and your March 31, 2005 Form 10-QSB were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please revise to include the certifications in the form currently set forth in Item 601(b)(31) of
Regulation S-B.

Form 10-QSB for the Quarterly Period Ended March 31, 2005

Item 1.  Condensed Financial Statements

Condensed Statements of Operations

31. Reference is made to the licensing fees of $1.9 million recognized as revenue during the three months ended March 31, 2005.
It appears from your Form 8-K filed on March 17, 2005, that you have entered into a licensing agreement with Biolase Technology, Inc. to grant them a license to use certain patents owned or licensed by you in the field of presbyopia. We note that the license is for a stated term for consideration of $2 million and future royalty payments.
* Describe to us the factors and the terms of the agreement that you believe support your conclusion to immediately recognize the $1.9 million payment as revenue.
* Tell us how you considered the guidance in SAB Topics 13.A3.(d) and
(f) in reaching that conclusion and explain why recognition of the licensing fee over the term of the agreement was not appropriate.

Notes to Condensed Financial Statements

Note 1.  Business and Basis of Presentation

-Acquisitions and Dispositions

32. We note your disclosure that in July 2004 you were contacted by the U.S. Department of Treasury which is investigating a shipment made by your founder to Iran. Tell us and revise your filing to discuss the status and findings of this investigation. Tell us whether you have had, or currently have, any sales to customers in Iran.

Item 3.  Controls and Procedures

33. Revise your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during the most recent fiscal quarter of 2005 that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c)
of Regulation S-B as amended effective August 13, 2003.

      As appropriate, please amend your 2004 Form 10-KSB and your Form 10-QSB for the quarterly period ended March 31, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 551-3671.

      							Sincerely,


      Michele Gohlke
      Branch Chief
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Mr. Stuart Michelson
Surgilight, Inc.
July 22, 2005
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